PennyFly Publishing LLC Operating Agreement

This Operating Agreement ("Agreement") of PennyFly Publishing LLC ("PENNYFLY"), organized pursuant to the California Revised Uniform Limited Liability Company Act ("Revised Uniform Act"), is entered into and shall become effective as of the __ day of November, 2021 (the "Effective Date") by and among PENNYFLY and the persons executing this Agreement as Members. It is the Members' express intent to operate a limited liability company in accordance with the Revised Uniform Act and consistent with the Internal Revenue Act as currently written or subsequently amended or redrafted. Therefore, all provisions of this document shall be construed in accordance and consistent with such intent. Accordingly, the undersigned persons agree as follows:

ARTICLE I
Company Formation

1.1   **FORMATION**. PENNYFLY was formed on May 22, 2017, as a California limited liability company, by filing Articles of Organization with the California Secretary of State and receiving California business entity number, 201715110270.

1.2   **REGISTERED OFFICE AND AGENT**. Pursuant to Section 17701.13 of the Revised Uniform Act, the name and address of the initial California registered agent for service of process are stated in the Articles of Organization.

1.3   **PRINCIPAL PLACE OF BUSINESS**. The location of the principal place of business of PENNYFLY shall be at such locations as the Managing Members select.

1.4   **TERM**. PENNYFLY shall continue in perpetuity or until:

(a)   a vote of dissolution by Members holding at least two-thirds (2/3) of voting Membership Interests (as defined in Section 1.10 below) in PENNYFLY (hereinafter, a "Supermajority");

(b)   the occurrence of any event which makes it unlawful for the business of PENNYFLY to be carried on by the Members; or

(c)   any other event causing dissolution of PENNYFLY under applicable state law.

1.5   **BUSINESS PURPOSE**. PENNYFLY shall conduct any and all lawful business deemed appropriate to execute PENNYFLY's objectives within the Scope of Business as defined in Section 1.6 below.

1.6   **SCOPE OF BUSINESS.**

(a)   *Business of PENNYFLY*. The business of PENNYFLY is to supply profitable and positive audio/visual entertainment to consumer groups, primarily with music and all areas of entertainment, media, arts and all related areas, including, without limitation, music publishing, live touring, film, television, digital and new media with reference to the most recent Business Plan as approved by the Managing Members.

(b)   *Member Obligations*. Members shall serve the interests of PENNYFLY and discharge their duties and obligations in good faith at all times as fiduciaries of PENNYFLY. Without limiting the generality of the foregoing, neither the Members nor their principals (if they are not individuals) shall: (i) divert business away from PENNYFLY that is within the scope of PENNYFLY's business as described in Article 1.6(a) above; or (ii) participate in any endeavor that directly competes with the business of PENNYFLY, its subsidiaries, affiliates, joint ventures and other related entities. No Member shall be obligated to devote all of his/her/its time during business days to the business of PENNYFLY.

(c)   *Confidential Information*.

(i)   <u>Definition</u>. As used in this Agreement, "Confidential Information" means (A) all business, financial, marketing, scientific or technical information, including but not limited to concepts, data, data bases, designs, drawings, engineering, specifications, files, ideas, information, inventions, know-how, methods of operation, object code, patent applications, plans, process techniques, proposals, prototypes, research, software, source code, specimens and trade secrets, which is (B) related to PENNYFLY or which a member learns, develops or obtains through, for or on behalf of PENNYFLY, and (C) is not or does not become public knowledge (other than by acts or omissions of such member).

(ii)   <u>Degree of Care</u>. Each Member shall at all times protect Confidential Information from being disclosed using the appropriate degree of care for the particular Confidential Information in question, but not less than a reasonable degree of care.

(iii)   <u>Permitted Disclosure</u>. No Member shall, without the prior written consent of PENNYFLY or as may be required by law or legal process, communicate or divulge any Confidential Information to anyone other than PENNYFLY and those within PENNYFLY who have a need to know (including but not limited to the Managing Member(s)).

(iv)   <u>Continuing Obligation</u>. Should any Member "Leave" (as defined under Section 7.1 below) or become a "Transferring Member" (as defined under Section 7.3(a) below), such event or status, however caused or motivated, shall have no effect on such Member's obligations set forth in Sections 1.6(c)(ii) and 1.6(c)(iii) above, which obligations shall endure in perpetuity.

1.7   **INTELLECTUAL PROPERTY RIGHTS.**

(a)   *Work Product*. PENNYFLY is and shall be the owner of all rights in and to all work, work product, deliverables, material and information within the scope of PENNYFLY's business as defined in Section 1.6(a) ("Work Product") created by each Member, whether alone or with others, while such Member is a member of PENNYFLY or in anticipation of being a Member, including but not limited to the proceeds and all "Intellectual Property Rights" (as hereinafter defined) contained therein or derived therefrom free and clear of any claim of any kind or nature by such Member and anyone claiming through such Member As used in this Agreement, "Intellectual Property Rights" means any and all Confidential Information, copyrights, rights in trademarks, service marks, trade names, patents, patent applications, mask works and industrial design, and all other intangible property rights of an intellectual nature.

(b)   *Copyrightable Content*. All copyrightable content of Work Product shall be deemed "work made for hire" under the United States Copyright Act, as amended.

(c)   *Assignment of Rights*. If, for any reason, Work Product is determined not to belong solely to PENNYFLY or, if copyrightable, not to constitute "work made for hire," the applicable Member hereby irrevocably and exclusively assigns to PENNYFLY all Intellectual Property

Rights, title and interest in and to such Work Product together with the right to collect any and all proceeds that would otherwise be payable to such Member in respect thereof. Each Member shall fully cooperate with PENNYFLY to the extent reasonably required by and at no cost to PENNYFLY, to perfect such assignment, including but not limited to executing any document reasonably required by PENNYFLY.

(d) PENNYFLY shall be the sole holder throughout the world of all patent applications and patents resulting from Work Product.

1.8 **MANAGING MEMBERS**. The Managing Members of PENNYFLY are listed in Exhibit A attached hereto and incorporated herein by reference. Unless otherwise stated, wherever the term "Managing Members" is used in this Agreement, it shall be construed to mean all Managing Members acting unanimously.

1.9 **MEMBERS**. The names and places of residence of the Members are listed in Exhibit A. The Members (and any additional Members hereafter) are the owners of PENNYFLY, and no additional Member may be admitted to PENNYFLY through issuance of any new interest in PENNYFLY without the prior written consent of the Managing Members acting unanimously. All new Members shall be required to execute this Agreement (or the then-existing Operating Agreement of PENNYFLY) and fulfill such other terms and conditions as may be required by Members holding a majority of voting Membership Interests (a "Majority").

1.10 **MEMBERSHIP INTEREST**. As used in this Agreement, "Membership Interest" shall mean economic interest in PENNYFLY. PENNYFLY is authorized to issue a total of 11,486,100 Membership Interest units consisting of two classes, including 1,486,100 units of Class A and 10,000,000 units of Class B (interchangeably referred to as "Membership Interests") Only Managing Members shall have the right to participate in the management of PENNYFLY.

(a) Class A Membership Interest. Holders of Class A Membership Interest have liquidation preferences over Class B Membership Interest and other subsequent series of Membership Interest units. The result is that in the event of any liquidation, dissolution or winding up of the Company's affairs, whether voluntary or involuntary, the holders of record of Class A Membership Interest shall be entitled to recover their investment prior and in preference to any distribution of any of the Company's assets or surplus funds to the holders of our common units and other subsequently issued Membership Interest units. Each holder of Class A units shall be entitled to profit distributions and allocations.

(b) Class B Membership Interest. PENNYFLY, with the consent of a Supermajority, may at any time, redeem any number of outstanding Class B units at a per unit rate at which each such unit was sold. Each holder of Class B units shall be entitled to profit and loss distributions and allocations.

1.11 **VOTING POWER OF NON-MANAGING MEMBERS**. With respect to any matter that requires consent of a Supermajority or Majority, the voting power of any Member who is not a Managing Member shall be equal to four-fifths (4/5) such Member's Membership Interests.

<center>ARTICLE II
Capital Contributions</center>

2.1 **CAPITAL CONTRIBUTIONS**. The Members of PENNYFLY have contributed to PENNYFLY through capital contributions and services. In consideration of such capital contributions and services, the

Members are granted the "Membership Interests" indicated in Exhibit A, subject, however, to Section 7.4 below.

2.2 **ADDITIONAL CONTRIBUTIONS**. No Member shall be obligated to make any contribution to PENNYFLY's capital and any such contribution shall not increase the contributing Member's Membership Interest except by unanimous consent of the Managing Members. Any loans made by a Member to PENNYFLY shall be subject to approval by a Majority and shall be: (a) at fair market value unless agreed otherwise by a Majority; and (b) pursuant to a note executed by the lending Member, as lender, and any Managing Member, on behalf of PENNYFLY, prior to the loan being effected.

2.3 **TAX ADVICE.** The Managing Members shall, from time to time, consult with a certified public accountant knowledgeable about the tax consequences of limited liability companies in order to determine their tax liabilities with respect to any capital contributions.

ARTICLE III
Profits, Losses and Distributions

3.1 **PROFITS/LOSSES.** For financial accounting and tax purposes, PENNYFLY's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members as follows:

(a) Net profits shall be allocated to the Members in accordance with their respective Membership Interests; and

(b) Net losses shall be allocated to the Managing Members in accordance with their respective Membership Interests

3.2 **DISTRIBUTIONS**.

(a) A Supermajority shall determine, annually or at more frequent intervals as they see fit, the amount of Available Funds to be distributed to the Members (following, if applicable, the return of any Member's Capital Contribution on a pro-rated basis). As used herein, "Available Funds" shall mean net cash available after appropriate provision for all expenses and liabilities (including without limitation, taxes, compensation to officers and employees, and Member compensation). Distributions in liquidation of PENNYFLY or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to IRC Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in IRC Regulation 1.704-l(b)(2)(ii)(d).

(b) Available Funds shall be distributed to the Members in accordance with their respective Membership Interests.

ARTICLE IV
Management

4.1 **MANAGEMENT OF THE BUSINESS**. PENNYFLY shall be managed by the Managing Members. Each Managing Member shall serve in that capacity until such time as s/he resigns, withdraws or otherwise exits PENNYFLY. Neither this Agreement nor PENNYFLY's Articles of Organization may be amended without the consent of a Supermajority, except that the Articles of Organization may be amended by any Managing Member solely to effect compliance thereof with applicable law.

4.2   **MEMBERS**. Members who are not Managing Members shall not take part in the day to day operation of PENNYFLY's affairs unless requested to do so by a majority of Managing Members (a "Managing Member Majority").

4.3   **POWERS OF MANAGING MEMBER**.

    (a)   A Majority shall make decisions as to (i) the sale, development, lease or other disposition of PENNYFLY's assets; (ii) the purchase or other acquisition of other assets of all kinds; (iii) the management of all or any part of PENNYFLY's assets; (iv) the borrowing of money and the granting of security interests in PENNYFLY's assets; (v) the pre-payment, refinancing or extension of any loan affecting PENNYFLY's assets; (vi) the compromise or release of any of PENNYFLY's claims or debts; and, (vii) the employment of persons, firms or corporations for the operation and management of PENNYFLY's business.

    (b)   Notwithstanding the provisions of Section 4.3(a) and the second sentence of Section 1.8 above,

        (i)   any Managing Member is authorized to execute and deliver (a) any contract, conveyance, assignment, lease, sub-lease, licensing or sub-licensing agreement covering or affecting PENNYFLY's business, assets and/or finances; (b) any check, draft and other order for the payment of PENNYFLY's funds; (c) any promissory note, loan, security agreement and other similar document; and (d) any other instrument of any other kind relating to PENNYFLY's business, assets and/or finances, provided, however, that prior to executing and delivering any instrument referred to in the foregoing subparagraphs (a) through (d), the Managing Member intending to execute and/or deliver such instrument shall obtain the prior written consent of a Managing Member Majority by giving notice to every other Managing Member in accordance with Section 9.1 below; and further provided, that such prior written consent shall not be required in order to pay a cost, expense or debt in the ordinary course of business of less than Five Thousand U.S. Dollars (US$5,000.00) and not more than an aggregate of Forty Thousand U.S. Dollars (US $40,000.00) in any one calendar month period; and

        (ii)   any Managing Member shall have the power to delegate any of the powers mentioned in this Section 4.3 to any third party, provided that s/he first obtains approval from a Managing Member Majority (which may include the delegating Managing Member);

4.4   **NOMINEE**. Title to PENNYFLY's assets shall be held in PENNYFLY's name or in the name of any nominee that a Majority may designate.

4.5   **COMPANY INFORMATION**. The Managing Members shall, upon request, supply to any Member (including another Managing Member) information regarding PENNYFLY and/or its activities. Each Member and/or his authorized representative shall have access to and may inspect and copy all books, records and materials in each Managing Member's possession regarding PENNYFLY or its activities, except that access by non-Managing Members to Confidential Information shall be granted only on a "need to know" basis and only upon approval by a Managing Member Majority. Except where the Member is also a

Managing Member, the exercise of the rights contained in this Article 4.5 shall be at the requesting Member's expense. Otherwise, any such expense shall be borne by PENNYFLY.

4.6   **EXCULPATION**. No act or omission by a Managing Member, the effect of which may cause or result in loss or damage to PENNYFLY or the Members, shall subject such Managing Member to any liability to the Members or to PENNYFLY if such act or omission is done in good faith to promote the best interests of PENNYFLY.

4.7   **INDEMNIFICATION**. PENNYFLY shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant in a pending or completed suit, action or proceeding, whether civil, criminal, administrative or investigative (other than an action by a Member or by or in the name of PENNYFLY) by reason of the fact that s/he is or was a Member (or principal of a Member), Managing Member, officer, employee of PENNYFLY (or agent or representative of PENNYFLY if such person was serving PENNYFLY with a contractual commitment of indemnification) (hereinafter, a "Matter"), for all out-of-pocket expenses (including without limitation reasonable attorney's fees, court costs and legal expenses), judgments, fines, and amounts paid in settlement actually incurred in connection with such Matter if a Majority determines that: (a) such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of PENNYFLY, and (b) with respect to any criminal Matter, had no reasonable cause to believe his/her/its conduct was unlawful. The termination of any Matter by judgment, order, settlement, conviction, or upon a plea of "nolo contendere" or its equivalent, shall not in itself create a presumption that such person did or did not act in good faith and in a manner which s/he/it reasonably believed to be in the best interest of PENNYFLY, and, with respect to any criminal Matter, had reasonable cause to believe that his/her conduct was lawful.

4.8   **RECORDS**. The Managing Members shall cause PENNYFLY to keep the following records at such locations as a Managing Member Majority designates:

(a)   a current list of the full name and the last known street address of each Member;

(b)   a copy of PENNYFLY's Articles of Organization, the Company Charter, this Operating Agreement and any amendments to or modifications of any the foregoing; and

(c)   copies of the PENNYFLY's federal, state and local income tax returns and reports, supporting documentation and financial documents, if any, for the two (2) most recent years.

4.9   **DISPUTE RESOLUTION**. If the Managing Members are unable to achieve a unanimous consent on any matter requiring that they act unanimously, or if they have any other material disagreements regarding PENNYFLY or the conduct of the PENNYFLY's business (other than those actions enumerated in Article 4.3(b) above) or the interpretation of any portion of this Agreement, then within ten (10) business days, the Managing Members shall select a person experienced in the area in which the disagreement exists to assist the Managing Members in resolving the disagreement. If the Managing Members are unable to agree on a person to assist in resolving the disagreement, or the disagreement is not resolved within twelve (12) business days following the disagreement, the Managing Members shall forthwith submit the matter to final and binding arbitration before the American Arbitration Association ("AAA") at its offices in Los Angeles, California, in accordance with AAA's commercial rules applicable to proceedings determined by a single arbitrator. If the Managing Members are unable to agree upon an arbitrator within ten (10) business days after submission to the AAA, the arbitrator shall be designated by the AAA. The arbitration shall be set for a date within ten (10) days after designation of the arbitrator or as soon as practicable thereafter. The Managing Members shall submit their respective proposals on resolving the matter on which they disagree, and the arbitrator's decision shall be limited to selecting one proposal. Judgment upon the arbitrator's decision may be confirmed and entered in any court of competent jurisdiction. In connection with such dispute resolution, each Managing Member shall have the right, at such Member's sole cost and expense, to be assisted by an attorney or professional mediator of its choosing, provided, however, that arbitration and all related matters shall not in any way alter the foregoing dispute resolution procedure.

ARTICLE V
Compensation and Expense Reimbursement

5.1   **MANAGEMENT FEES**. Each Member who renders services to PENNYFLY shall be entitled to compensation commensurate with the value of such services ("Member Compensation") as determined by a Managing Member Majority, subject to the Limitation on Compensation set forth in section 5.3 below.

5.2   **OUTSIDE EMPLOYEES AND INDEPENDENT CONTRACTORS**. A Managing Member Majority may, at its discretion, hire non-Members as employees and independent contractors to perform services on behalf of PENNYFLY, and may appoint non-Member employees to serve as officers of PENNYFLY. Salaries and compensation rates for non-Member employees and independent contractors shall be determined by a Managing Member Majority, subject to the Limitation on Compensation set forth in section 5.3 below.

5.3   **LIMITATION ON COMPENSATION.** Unless otherwise determined by a Supermajority, until the "Projected Annual Gross Revenue" (as hereinafter defined) of PENNYFLY exceeds One Million Dollars ($1,000,000.00), the aggregate annual rates of Member Compensation and compensation for non-Member employees or independent contractors shall not exceed forty (40%) percent of such Projected Annual Gross Revenue. "Projected Annual Gross Revenue" means PENNYFLY's annual gross revenue as reasonably projected by a Managing Member Majority based on actual incoming revenue at the time of setting any Member Compensation or compensation for a non-Member employee or independent contractor. After the Projected Annual Gross Revenue exceeds One Million Dollars ($1,000,000.00), a Supermajority may establish limitations on compensation from time to time as it sees fit.

5.4   **REIMBURSEMENT**. PENNYFLY shall reimburse Members for all direct out-of-pocket expenses reasonably incurred by them in performing services for PENNYFLY, provided that such expenses are authorized by a Managing Member.

ARTICLE VI
Bookkeeping

6.1   **BOOKS**. The Managing Members shall maintain complete and accurate books of account of PENNYFLY's affairs at such location as a Managing Member Majority designates. Such books shall be kept on such method of accounting and for such accounting period as a Managing Member Majority shall select.

6.2   **MEMBER'S ACCOUNTS**. The Managing Members shall maintain separate capital and distribution accounts for each Member. Each Member's capital account shall be determined and maintained in the manner set forth in IRC Regulation 1.704-l(b)(2)(iv) and shall consist of his capital contribution.

      (a)   increased by:

            (i)   Any additional capital contribution made by him/her/its; and

(ii) Credit balances transferred from his distribution account to his capital account; and

(b) decreased by:

(i) Distributions to him/her/it in reduction of capital;

(ii) his/her/its share of losses if charged to his/her capital account.

6.3 **REPORTS**. The Managing Members shall close the books of account after the close of each accounting period, and shall prepare and send to each Member a statement of such Member's distributive share of income and expenses for income tax reporting purposes.


ARTICLE VII
Transferability


7.1 **GENERAL**. Each Member shall have the right to resign, withdraw or otherwise exit PENNYFLY (collectively, "Leave") and to sell, assign, pledge, hypothecate, exchange, give away, dispose of or otherwise transfer his/her/its respective Membership Interest to a third party (collectively, "Transfer"), provided, however, that no Member shall Leave PENNYFLY or Transfer his/her/its Membership Interest to a third party except as provided in this Article VII. A Member who Leaves PENNYFLY or Transfers his/her/its Membership Interest to a third party is sometimes hereinafter referred to as an "Exiting Member." In addition, the Managing Members, acting unanimously, may remove any Member, and such removed Member shall be also be deemed an "Exiting Member."

7.2 **ASSIGNEE OR TRANSFEREE NOT A MEMBER**. Except as otherwise set forth in this Article VII, no party acquiring a Membership Interest (including without limitation an heir of any Member, an executor or administrator of the estate of a Member, or a trustee or receiver in bankruptcy of a Member) shall become a Member unless such party is approved by a Supermajority. If no such approval is obtained, such party shall be deemed a "NON-MEMBER TRANSFEREE" and shall receive only those distributions and allocations of profits to which the Member from whom the NON-MEMBER TRANSFEREE acquired such Membership Interest would have received. Any approval for any party to become a Member shall be subject to such terms and conditions as may be imposed by a Majority. Notwithstanding any of the foregoing, in the event that any individual Member transfers or assigns his/her/its Membership Interest to a corporation, LLC or other limited liability entity that is wholly owned by him/her/it, then such entity shall thereafter be substituted for the individual Member.

7.3 **OFFER TO PURCHASE AND MATCHING OFFER RIGHT**.

(a) *Offer to Purchase*. Notwithstanding anything contained in Article 7.4 below, if a Member desires to Transfer all of his/her/its Membership Interest to a third party (an "Outsider"), such Member (the "Transferring Member") shall (a) obtain a bona fide offer of purchase from such third party ("Offer"), which Offer shall state all of the terms and conditions upon which the Transfer is to be made; and (b) notify the other Members in writing of his/her/its intention to Transfer and provide a copy of the Offer.

(b) *Matching Offer Right*. Each Member other than the Transferring Member shall have the right to match the financial terms and conditions of the Offer within forty-five (45) days of receipt of a copy of the Offer by the last Member who receives it (the "Matching Offer Right"). The remaining Members shall exercise the Matching Offer Right in proportion to their Membership Interests relative to each other, but if any remaining Member declines to exercise his/her/its Matching Offer Right as aforesaid, such right shall pass to the other remaining Members. Members shall not be required to meet any terms of the Offer that consist of equity or other intangible rights or interests. If the Matching Offer Right is not exercised within such forty-five (45) days as aforesaid, then the Transferring Member may accept the Offer. However, if the Transferring Member fails to accept the Offer within sixty (60) days or if any term or condition changes materially, then the Transferring Member's right to accept the Offer shall be deemed to have expired and the Transferring Member must present the remaining Members with a new Matching Offer Right.

7.4   **RESTRICTIONS ON TRANSFER.**

(a)   *Drag-Along Provision*. In the event that an Outsider conditions an Outside Offer on the purchase of all Membership Interests, then all Members and NON-MEMBER TRANSFEREES shall sell their Membership Interests to the Outsider on the same terms and conditions, provided, however, that such Outside Offer is accepted and approved by (i) all Managing Members acting unanimously and (ii) a Supermajority.

(b)   *Forfeiture for Early Leave, Transfer or Removal*. Except for transfers under Section 7.4(a) above, Exiting Members shall be subject to the following penalties if they Leave, Transfer or are removed at any time prior to the end of the second year following the later of May 22, 2021, or the date on which such Member first made a capital contribution to PENNYFLY, or the date on which such Member first contributed its/her/his services to PENNYFLY (the "Grant Date"):

(i)   If the Exiting Member Leaves or Transfers or is removed at any time during the first year following the Grant Date, then such Member shall forfeit twenty percent (20%) of his/her/its Membership Interests set forth in Exhibit A, and shall, as of the time of such Leave, Transfer or removal, be deemed to hold only eighty percent (80%) of such Membership Interests; and

(ii)   If the Exiting Member Leaves or Transfers or is removed at any time during the second year following the Grant Date, then such Member shall forfeit ten percent (10%) of his/her/its Membership Interests set forth in Exhibit A, and shall, as of the time of such Leave, Transfer or removal, be deemed to hold only ninety percent (90%) of such Membership Interests; and

the forfeited portion of such Membership Interest shall be distributed to the remaining Members in proportion to their respective Membership Interests.

ARTICLE VIII
Restrictions on Activities of Exiting Members

8.1   **RESTRICTIONS.** Unless agreed upon in writing by the Managing Members, Exiting Members shall not, for a period of twenty (20) months from the date on which such Exiting Member ceases to be a Member of PENNYFLY, regardless of the reason therefor (the "Restriction Period"):

(a)   if such Exiting Member was a Managing Member, directly or indirectly engage in (as a principal, partner, director, officer, agent, employee, consultant, owner, independent contractor or otherwise, with or without compensation), or hold a financial interest in any person or entity that carries on or plans to carry on business activities that are within the Scope of Business as set forth in Section 1.6(a) above, provided, however, that it shall not be a violation of this Section 8.1 for an Exiting Member who was a Managing Member to become a registered or beneficial owner of up to one percent (1%) of any class of the capital stock of a competing corporation registered under the Securities Exchange Act of 1934, as amended, provided that Exiting Member who was a Managing Member does not actively participate in the business of such corporation until such time as the Restriction Period expires;

(b)   contact, solicit, call on or otherwise deal in any way with any licensor, licensee, partner, affiliate, co-venturer, supplier, vendor or contractor of PENNYFLY for a purpose that is within the Scope of Business as set forth in Section 1.6(a) above;

(c)   influence or attempt to influence any licensor, licensee, partner, affiliate, co-venturer, supplier, vendor or contractor of PENNYFLY to terminate or modify any written or oral agreement or course of dealing with PENNYFLY; or

(d)   influence or attempt to influence, or arrange to have another person or entity influence or attempt to influence, any person either to terminate or modify any employment, consulting, director, agency, membership or other arrangement or relationship with PENNYFLY in order that such Exiting Member may employ or retain such person on behalf of himself or any third party.

8.2   **COVENANT OF REASONABILITY**. Each Member warrants and represents that the restrictions set forth in Section 8.1 above (the "Restrictions") are fair and reasonable as to duration and scope and are reasonably intended to protect PENNYFLY's business interests, including but not limited to PENNYFLY's interest in its Confidential Information. Accordingly, each Member covenants and agrees that due to such Member's role in and contribution to the business of PENNYFLY as a Managing Member or Member, the Restrictions are intended by him/her/it to be enforced to the fullest extent permitted under applicable law. If, in any proceeding, a court of competent jurisdiction, mediator or arbitrator refuses to enforce the Restrictions according to their terms, then such court, mediator or arbitrator shall be authorized to modify or limit the scope of the Restrictions in a manner consistent with law and equity.

ARTICLE IX
Miscellaneous

9.1   **NOTICE**. Any notice which a Member is required or desires to give to another Member shall be in writing and may be sent pre-paid via a recognized express delivery service that requires signature upon delivery, or by e-mail or facsimile; provided, however, that notice by e-mail or facsimile shall be effective only if the sender receives confirmation of correct transmission or a response from the recipient. Notice sent via a recognized express delivery service shall be deemed effective three days after sending.

9.2   **WAIVER**. No provision of this Agreement shall be deemed to have been waived by any act or acquiescence on the part of a Member, it being understood that waiver may only occur by an instrument in writing signed by the Member against whom such waiver is sought to be enforced or by a Majority, if such waiver is sought to be enforced against PENNYFLY. In the event of a waiver, whether in writing or by operation of law, such waiver shall not constitute a waiver of any other provision or of the same provision on another occasion.

9.3   **SUCCESSORS AND ASSIGNS**. This Agreement shall be binding upon and shall inure to the benefit of the parties and those successors and/or assigns that are permitted under this Agreement.

9.4   **APPLICABLE LAW**. This Agreement and any dispute or controversy arising out of or related to this Agreement and/or the relationship between the Members established herein ("Claims") shall be governed by and construed, interpreted and resolved in accordance with the laws of the State of California without regard to its choice of law provisions; provided, however, that any procedural or substantive Claim conflicting with or falling under the exclusive jurisdiction of United States federal law shall be governed by, and construed, interpreted and resolved in accordance with United States federal law without regard to its choice of law provisions. All Claims shall be submitted exclusively to the federal and state courts of competent jurisdiction located in Los Angeles, California and the Members hereby unconditionally and irrevocably consent and submit to such exclusive jurisdiction and venue, and waive any objection they may now or hereafter have with respect thereto.

9.5   **PRIOR AGREEMENTS**. This Agreement supersedes all prior Operating Agreements, which are hereby deemed null and void.

CERTIFICATION OF MEMBERS

The undersigned Members hereby agree, acknowledge and certify the adoption of this Operating Agreement of PENNYFLY PUBLISHING LLC. In addition, the undersigned Members with the Title of Managing Member agree to serve as PENNYFLY's Managing Members.

By: _____
Name: Tyler Prescott

Title: Managing Member
Date:

By: _____
Name: Drew Schweppe

Title: Member
Date:

By: _____
Name: James Hopkins

Title: Managing Member
Date:

_____

Exhibit A

1. **Capital Contributions**

As of July 8, 2021, the Members have made Capital Contributions to PENNYFLY in the following amounts.

Name of Member	Capital Contributions
Tyler Prescott	$ 105,980
James Hopkins	$ 4,240
Drew Schweppe	$ 0

2. **Membership Interests:**

As of November 1, 2021, a total of 11,486,100 units of Membership Interests exist for PENNYFLY. PENNYFLY has issued Membership Interests in the following amounts to the following parties.

Name of Party	Membership Interests
Tyler Prescott	9,100,000 (Class B)
James Hopkins	700,000 (Class B)
Drew Schweppe	200,000 (Class B)
Netcapital Funding Portal Inc	1,486,100 (Class A)

3. **Names and Addresses of Members**

Tyler Prescott – 2455 Vista Wood Circle, Thousand Oaks California 91362

James Hopkins – 4692 Carpinteria Ave, Carpinteria California 93013

Drew Schweppe – 15 Suffolk Ave, Maplewood New Jersey 07040